FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of The
                        Securities Exchange Act of 1934


                         For the month of November, 2001
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                       Form 20 - F [ X ] Form 40 - F [   ]


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes [   ]                   No [ X ]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on November 7, 2001, entitled:

"Quest Diagnostics and Vasogen Form Strategic Alliance to Jointly Commercialize Immune Modulation Therapy" (English version)

"Vasogen et Quest Diagnostics forment une alliance strategique pour commercialiser conjointement un traitement de modulation immunitaire" (French version)


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   VASOGEN INC.


                                   By  /s/ Christopher  Waddick
                                       ---------------------------------
                                       (Name: Christopher  Waddick)
                                       (Title:   Vice-President, Finance & CFO)

Date:  November 7, 2001